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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Airgas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

009363102

(CUSIP Number)

Fabienne Lecorvaisier

L’Air Liquide, S.A.

75 quai d’Orsay

75321 Paris Cedex 07

France

Telephone: +33 1 40 62 55 55

Facsimile: +33 1 40 62 54 77

With a copy to

William A. Groll, Esq.

Glenn P. McGrory, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L’Air Liquide, S.A. (I.R.S. Identification No. 98-0377805)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,796,187* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 6,796,187* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,796,187* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON CO

* The Reporting Person disclaims beneficial ownership as described under Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.01 per share (the “Common Stock”), of Airgas, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 259 North Radnor-Chester Road, Suite 100, Radnor, PA 19087-5283.

Item 2. Identity and Background

(a) This Statement is filed by and on behalf of L’Air Liquide, S.A. (the “Reporting Person”).

(b) – (c)

The Reporting Person is a société anonyme established under the laws of France. The address of the Reporting Person’s principal office is 75 quai d’Orsay, 75321 Paris Cedex 07, France. The Reporting Person is principally engaged in the business of producing and supplying gases and related products and services for industrial and health customers.

(d) – (f)

The name, business address, citizenship and principal occupation or employment of each of the directors and members of the Executive Committee of the Reporting Person are set forth in Schedule A hereto, and are incorporated herein by reference.

Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting and Support Agreement described in Item 4 of this Statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting and Support Agreement by the Reporting Person and the Stockholders (as defined below). The Reporting Person has not paid any consideration to the Stockholders in connection with the execution and delivery of the Voting and Support Agreement described in Item 4 of this Statement.

Item 4. Purpose of Transaction

On November 17, 2015, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and AL Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of the Reporting Person (“Merger Sub”), pursuant to which the Reporting Person would indirectly acquire all of the outstanding equity interests of the Issuer. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as an indirectly wholly owned subsidiary of the Reporting Person (the “Surviving Company”). As of the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than shares owned by the Issuer or any of its subsidiaries or the Reporting Person or any of its subsidiaries (including Merger Sub), which shall be cancelled, and any Dissenting Shares (as defined in the Merger Agreement)), will automatically be converted into the right to receive

$143.00 in cash. As of the Effective Time, each Company Option (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment equal to the product of (i) the number of shares of Common Stock subject to such Company Option as of the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such Company Option as of the Effective Time. As of the Effective Time, notional investments in Common Stock under a Company Deferred Compensation Plan (as defined in the Merger Agreement) shall be converted into notional investments in cash based on a price per share of Common Stock equal to the Merger Consideration, and such notional cash shall be deemed reinvested in other available investment funds under the applicable Company Deferred Compensation Plan. Consummation of the Merger is not subject to a financing condition, but it is subject to certain customary conditions, including, without limitation, (i) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of all of the outstanding shares of Common Stock, (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) approval by the Committee on Foreign Investment in the United States as contemplated in the Merger Agreement. The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference under Exhibit 1 hereto.

In connection with the Merger Agreement, Peter McCausland and Bonnie McCausland (together, the “Stockholders”) entered into a voting and support agreement (the “Voting and Support Agreement”) with the Reporting Person. Pursuant to the Voting and Support Agreement and as more fully described therein, each Stockholder, among other things, (a) agreed to vote his or her shares of Common Stock subject to the Voting and Support Agreement (the aggregate of such shares of Common Stock held by the Stockholders, the “Subject Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn a meeting of the stockholders of the Issuer to solicit additional proxies to be voted in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (iii) against any Company Takeover Proposal (as defined in the Merger Agreement) and (iv) against any other action, agreement or transaction that is intended to, or could reasonably be expected to, materially impede the Merger and the other transactions contemplated by the Merger Agreement; (b) agreed he or she shall not, and shall cause his or her Controlled Affiliates (as defined in the Voting and Support Agreement) not to, and shall use his or her reasonable best efforts to cause his or her Representatives (as defined in the Merger Agreement) not to, directly or indirectly solicit, initiate, knowingly encourage or facilitate or take certain other actions with respect to, any Company Takeover Proposal (subject to the exceptions and other terms set forth in the Voting and Support Agreement); and (c) agreed to certain transfer restrictions with respect to the Subject Shares. If either the Issuer or the Reporting Person terminates the Merger Agreement in accordance with its terms before the Merger is completed, the Voting and Support Agreement will also terminate. If the Merger is consummated, the Voting and Support Agreement will terminate upon the effective time of Merger. The description of the Voting and Support Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which is incorporated herein by reference under Exhibit 2 hereto.

From and after the completion of the Merger, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (ii) except as otherwise determined by the Reporting Person prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company. In addition, upon completion of the Merger, subject to the requirements of Section 5.9 of the Merger Agreement, the certificate of incorporation and by-laws of the Surviving Company will be amended and restated to become the certificate of incorporation and by-laws of Merger Sub in effect immediately prior to the Effective Time (except with respect to the name of the Surviving Company, which shall be “Airgas, Inc.”).

In accordance with the Merger Agreement, the Issuer is permitted to continue paying normal quarterly dividends consistent with past practice in the amounts permitted by the Merger Agreement.

Upon the consummation of the Merger, the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Reporting Person will cause them to be deregistered. In addition, the Reporting Person will cause the shares of Common Stock to be delisted from the New York Stock Exchange.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person intends to continue to review the Issuer and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following the consummation of the Merger and the appointment of directors to the Issuer’s board of directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5. Interest in Securities of the Issuer

(a) As a result of the execution of the Voting and Support Agreement, as of November 17, 2015, the Reporting Person may be deemed to have acquired beneficial ownership of 6,796,187 shares of Common Stock, which are either owned directly by the Stockholders or over which the Stockholders have the power to vote or dispose. Such 6,796,187 shares of Common Stock represent approximately 9.4% of the outstanding shares of Common Stock as of November 13, 2015 based upon 72,069,366 shares of Common Stock outstanding as of such date (as represented by the Issuer in the Merger Agreement).

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Person as a result of the execution of the Voting and Support Agreement, the Reporting Person does not beneficially own any other shares of Common Stock, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially own any shares of Common Stock.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

See the description set forth in Item 4 of this Statement, which is incorporated herein by reference.

(b) The Reporting Person may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the Subject Shares constituting approximately 9.4% of the voting power of the Issuer (or 6,796,187 shares of Common Stock based upon 72,069,366 shares of Common Stock outstanding as of November 13, 2015 (as represented by the Issuer in the Merger Agreement)) solely with respect to those matters described in Item 4 of this Statement and in the Voting and Support Agreement.

The Reporting Person may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting and Support Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this Statement and in the Voting and Support Agreement.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedules A hereto has effected any transactions in the shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedules A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Merger Agreement and the Voting and Support Agreement.

The description of the Merger Agreement and the Voting and Support Agreement in Item 4 of this Statement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of November 17, 2015, by and among L’Air Liquide, S.A., AL Acquisition Corporation and Airgas, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Airgas, Inc. on November 19, 2015).
Exhibit 2	Voting and Support Agreement, dated as of November 17, 2015, by and among L’Air Liquide, S.A., Peter McCausland and Bonnie McCausland (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2015

L’AIR LIQUIDE, S.A. By: /s/ Fabienne Lecorvaisier Name: Fabienne Lecorvaisier Title: Authorized Signatory

Schedule A

Directors and Members of the Executive Committee of L’Air Liquide, S.A.

The following table sets forth the name, country of citizenship and present principal occupation of each director and member of the Executive Committee of L’Air Liquide, S.A. Unless otherwise indicated below, the business address of each of the persons listed below is 75 quai d’Orsay, 75321 Paris Cedex 07, France.

I. Directors

Name	Country of citizenship	Present Principal Occupation
Benoît Potier	France	Chairman and Chief Executive Officer of L’Air Liquide, S.A.
Thierry Desmarest	France	Chairman of the Board of Directors of Total S.A.
Thierry Peugeot	France	Vice-Chairman of Établissements Peugeot Frères
Paul Skinner	United Kingdom	Chairman of Defence Equipment and Support, UK Ministry of Defence
Karen Katen	United States of America	Director and consultant
Jean-Paul Agon	France	Chairman and Chief Executive of L’Oréal
Siân Herbet-Jones	United Kingdom	Chief Financial Officer of Sodexo Group
Pierre Dufour	Canada	Senior Executive Vice-President of L’Air Liquide, S.A.
Sin Leng Low	Singapore	Senior Advisor to Sembcorp Development Ltd.
Dr. Annette Winkler	Germany	Vice-President of Daimler AG, Head of smart
Philippe Dubrulle	France	Business Line Manager – Aeronautical Systems of Air Liquide Advanced Technologies
Geneviève Berger	France	Chief Research Officer of Firmenich

II. Members of the Executive Committee (EC)

Name	Country of citizenship	Present Principal Occupation
Benoît Potier	France	Chairman and Chief Executive Officer
Pierre Dufour	Canada	Senior Executive Vice-President
Jean-Pierre Duprieu	France	Executive Vice-President

François Darchis	France	Senior Vice-President, Research and Development – New business Innovation and Technology, Intellectual Property, Industrial Merchant Business Line
Jean-Marc de Royere	France	Senior Vice-President, International, Corporate Social Responsibility
Michael J. Graff	United States of America	Senior Vice-President, Americas
Fabienne Lecorvaisier	France	Vice-President and Chief Financial Officer
Guy Salzgeber	France	Vice-President, Western Europe
Augustin de Roubin	France	Vice-President, South America
Kwong Weng Mok	Singapore	Vice-President, Deputy Head of Asia
François Abrial	France	Vice-President, Human Resources
Pascal Vinet	France	Vice-President, Healthcare Global Operations
François Jackow	France	Vice-President, Corporate Strategy
François Venet	France	Vice-President, Asia-Pacific